Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Jurisdiction
Name	of Incorporation
Hurco B.V. Hurco Canada	the Netherlands Canada
Hurco Europe Limited	United Kingdom
Hurco GmbH Hurco India Private, Ltd.	Federal Republic of Germany India
Hurco Manufacturing Limited	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore
LCM Precision Technology S.r.l. Milltronics USA, Inc. Ningbo Hurco Machine Tool Company Limited	Italy United States China

Hurco Companies, Inc. is the Company’s headquarters in Indianapolis, Indiana, U.S.A. The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2015.